April 30, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Edwin Kim, Staff Attorney

Re:	Project Angel Parent, LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 6, 2021
CIK No. 0001834494

Dear Mr. Kim:

This letter is confidentially submitted on behalf of Project Angel Parent, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on April 6, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated April 21, 2021 addressed to Nicolaas Vlok (the “Comment Letter”). The Company is concurrently filing its Registration Statement (“Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Amendment No. 2 to Draft Registration Statement on Form S-1

Dilution, page 64

1.	Please clarify that there was a historic net tangible deficit and net tangible deficit per share as of December 31, 2020, not book value.

Response: The Company respectfully advises the Staff that there was a historic net tangible deficit and net tangible deficit per share as of December 31, 2020 and not book

Mr. Edwin Kim

United States Securities and Exchange Commission

April 30, 2021

value. The Company respectfully advises the Staff that it has revised page 64 of the Registration Statement to make this clarification.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 86

2.

In regard to your discussion of revenues on page 87, we note that revenues increased primarily due to an increase in transaction volumes of your mortgage and data and analytics products. Please define, discuss, and quantify, if appropriate, the transaction volumes to which you are referring. For example, please disclose whether the transaction volumes relate to searches, loan applications, closed loans, or a mixture of all three. Furthermore, please quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in transaction volumes.

Response: In response to the Staff’s comment, the Company has revised page 87 of the Registration Statement to include additional disclosure regarding the types of transaction activity within the Company’s mortgage and data and analytics products that drove increases in net revenue in the periods presented. With respect to the Staff’s comment regarding quantification of net revenue attributable to change in transaction volumes, the Company respectfully notes, as more fully described in the Company’s response to Comment #3 below, that changes in transaction volume on the Company’s platform bear a complicated and non-linear relationship to net revenue of the Company, given the structure of the Company’s contracts with its customers. As such, the Company believes that not only is it difficult for the Company to quantify the total amount of net revenue attributable to increased transaction volume (which requires individual customer-by-customer and contract-by-contract analysis for each period), but it is also potentially misleading to investors in that such data may suggest trends or changes in the Company’s net revenue performance (both positive and negative) that are, in fact, simply the result of changes in customer-by-customer level usage in relation to such customers’ contractual minimums.

3.

Tell us whether the volume of transactions processed is used in managing your business and include a quantified discussion of such metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company does not manage its business in order to optimize (i) the aggregate number of transactions processed on its platform or (ii) the aggregate dollar value of individual transactions processed on its platform. As discussed on page 72 of the Registration Statement, the Company’s contracts with its customers typically contain contractual minimums based on volume, which vary from customer to customer and contract to contract. Accordingly, to the extent that the transaction volume processed by a particular customer on the Company’s platform in a given period is below that customer’s unique contractual minimum for the period, the impact on the Company’s net revenue is immaterial (and often zero), because the Company will simply generate net revenue equal

Mr. Edwin Kim

United States Securities and Exchange Commission

April 30, 2021

to the net revenue associated with the contractual minimum volume. In this way, increases or decreases in period-over-period transaction volume may have little or no impact on the Company’s net revenue. Knowing the amount of transaction volume in a given period (with quantification) or the change in transaction volume on a period-over-period basis (with quantification) therefore does not provide insight into expected changes or trends in the Company’s net revenue without a complete list of customer-by-customer level detail on contractual minimums for each customer and each contract. As such, the Company does not believe that providing such quantification would be helpful to an investor’s understanding of the Company’s financial condition. In addition, the Company believes that such quantification could be potentially misleading if an investor was to learn, for example, that aggregate transaction volume increased substantially on a period-over-period basis (which sounds very positive), but because much of such transaction volume was mostly below contractual minimums, the ultimate impact on the Company’s net revenue and financial condition was much smaller. Or it could also be potentially misleading if an investor was to learn that a customer contracted for a higher minimum commitment, but with a commensurate lower per-transaction price, such that increased volumes for that unique customer could actually lead to lower total revenue.

Notwithstanding the discussion above, the Company notes, as is discussed on page 72 of the Registration Statement, that increases in transaction volume on a customer-by-customer basis that exceed that customer’s unique contractual minimums for the period will result in additional revenues to the Company in the form of usage/overage fees. In this way, transactions volumes do have the potential to drive increased net revenue to the Company, but not in a linear way (only amounts over the minimums generate additional revenue), and not in a way that is common or consistent across customers – since each customer has unique usage activity and each has individually negotiated contractual minimums.

Accordingly, the Company believes it is appropriate for it to continue to refer (narratively) to changes in transaction volume as driving changes in net revenue on a period-over-period basis. Increases in transaction volume do result in additional net revenue, to the extent contractual minimums have been exceeded. The Company commits to the Staff that it will provide investors with narrative disclosure, where appropriate, about directional changes in transaction volume on a period-over-period basis and the impact thereof on the Company’s financial performance. The Company will also provide narrative disclosure describing the types of transaction activity that drive changes in net revenue (as discussed in the Company’s response to Comment #2). But the Company respectfully advises the Staff that for the reasons discussed herein, it does not believe that quantification of the aggregate volume of transactions processed in a given period (either by number or dollar value) would be helpful to investors, and could in fact be potentially be misleading to investors, to the extent such information appears either positive or negative to the Company, when the real impact is more complex and subject to customer level contractual detail.

Mr. Edwin Kim

United States Securities and Exchange Commission

April 30, 2021

General

4.

We note your response to our prior comment 21 in your letter dated January 26, 2021, in which you stated it is your intention to present pro forma information for the Corporate Conversion within the section titled “Prospectus Summary—Summary of Consolidated Financial and Other Data.” Please revise or advise.

Response: The Company respectfully advises the Staff that it is its intention to present pro forma information for the Corporate Conversion within the section titled “Prospectus Summary – Summary Consolidated Financial and other Data,” and that it has revised pages 16 and 66 of the Registration Statement to make this clarification. Such pro forma information will remain blank in the Registration Statement and will be completed in a subsequent amendment thereof when the Corporate Conversion details are available.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr., Esq.

cc:	Nicolaas Vlok, Project Angel Parent, LLC

Kayla Dailey, Esq., Project Angel Parent, LLC

Bradley C. Weber, Esq., Goodwin Procter LLP

Natalie T. Martirossian, Esq., Goodwin Procter LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, Esq., Kirkland & Ellis LLP

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.